Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 4, 2022

1.Date, Time and Place: the Board of Directors (“Board”) met on May 4, 2022, at 10:30 a.m., at the branch office of Suzano S.A. (“Company”) located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.Attendance: The following Directors attended the meeting: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director).

3.Chairman and Secretary: The meeting was chaired by Mr. David Feffer, and Silvia Krueger Pela was the secretary.

4.Agenda: Resolve on: (i) the reelection of the members of the Company’s Statutory Executive Board of Officers and the ratification of the extension of their respective terms of office, in accordance with the Board of Directors’ meeting held on February 9, 2022; (ii) the composition of the Company’s non-statutory Executive Board of Officers; and (iii) the composition of the Company’s non-statutory Functional Board of Officers.

5.Minutes in Summary Form: The Directors present unanimously and without reservations resolved the drawing up of these minutes in summary form.

6.Resolutions: The Directors present, unanimously and without reservations, also resolved:

6.1.To approve the re-election of the following members to be part of the Statutory Executive Board of Officers of the Company, under article 18 of the Company’s Bylaws, for a term of one (01) year, until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year that ends on December 31, 2022:

(i)	as Chief Executive Officer, Mr. WALTER SCHALKA, Brazilian citizen, married, engineer, enrolled with Individual Taxpayers’ Register (CPF/ME) under No. 060.533.238-02 and bearer of ID Card (RG) No. 6.567.956-8 SSP/SP;

(ii)	as Executive Officer – Pulp Operations, Mr. AIRES GALHARDO, Brazilian citizen, married, business administrator, enrolled with CPF/ME under No. 249.860.458-81 and bearer of ID Card (RG) No. 24.854.223-0 SSP/SP;

(iii)	as Executive Officer – Forestry, Logistics and Procurement, Mr. CARLOS ANÍBAL FERNANDES DE ALMEIDA JR, Brazilian citizen, married, engineer, enrolled with CPF/ME under No. 910.169.166-04 and bearer of ID Card (RG) No. M-4.379.898 SSP/MG;

(iv)	as Executive Officer – Commercial Cellulose and People and Management, Mr. LEONARDO BARRETO DE ARAUJO GRIMALDI, Brazilian citizen, married, business administrator, enrolled with CPF/ME under No. 650.128.445-72 and bearer of ID Card (RG) No. 337.977.07 SSP/SP;

(v)	as Executive Officer – New Business, Strategy, IT, Digital and Communication, Mr. CHRISTIAN ORGLMEISTER, Brazilian citizen, married, production engineer, enrolled with CPF/ME No. 165.972.718-90 and bearer of ID Card (RG) No. 15.528.591-9 SSP/SP;

(vi)	as Executive Officer – Research and Development, Mr. FERNANDO DE LELLIS GARCIA BERTOLUCCI, Brazilian citizen, married, engineer, enrolled with CPF/ME under No. 563.952.646-72 and bearer of ID Card (RG) No. M-341408 SSP/MG; and

(vii)	as Executive Officer – Finance and Investor Relations, Mr. MARCELO FERIOZZI BACCI, Brazilian citizen, divorced, business administrator, enrolled with CPF/ME under No. 165.903.168-05 and bearer of ID Card (RG) No. 18.153.504 SSP/SP;

6.1.1.Consign that, as a result of the approval of the resolution indicated in item 6.1 above, the composition of the Company’s Statutory Executive Board will be as follows: (i) Mr. WALTER SCHALKA, as Chief Executive Officer; (ii) Mr. AIRES GALHARDO, as Executive Officer – Pulp Operations; (iii) Mr. CARLOS ANÍBAL FERNANDES DE ALMEIDA JÚNIOR, as Executive Officer – Forestry, Logistics and Procurement; (iv) Mr. LEONARDO BARRETTO DE ARAUJO GRIMALDI, as Executive Officer – Commercial Cellulose and People and Management; (v) Mr. CHRISTIAN ORGLMEISTER, as Executive Officer – New Business, Strategy, IT, and Communication; (vi) Mr. FERNANDO DE LELLIS GARCIA BERTOLUCCI, as Executive Officer –

Research and Development; and (vii) Mr. MARCELO FERIOZZI BACCI, as Executive Officer – Finance and Investor Relations.

6.1.2.Consign that all members herein elected to compose the Company’s Statutory Executive Board, pursuant to item 6.1 above, (i) are resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 1355, 7th floor, Pinheiros, ZIP Code 01.452-919, (ii) will take office on May 4, 2022, upon the execution of their respective Terms of Office and acceptance to the arbitration clause referred to in article 40 of the Novo Mercado Regulations, and (iii) are not under any impediment provided by law.

6.2.Ratify that the members of the Statutory Executive Board of Officers reelected at a meeting of the Company’s Board of Directors held on February 9, 2022, had their terms of office extended until this date, in accordance with the resolution approved at said meeting, and the acts practiced by such Officers as the Company’s representatives are also ratified.

6.3.To approve the composition of the Company’s non-statutory Executive Board of Officers, according to article 14, letter “s” of the Company’s Bylaws, for a term of office coinciding with the term of office of the Statutory Executive Board of Officers:

(i)	as Executive Officer – Paper and Packaging, Mr. FABIO ALMEIDA DE OLIVEIRA, Brazilian citizen, enrolled with CPF/ME under No. 138.815.728-48;

(ii)	as Executive Officer – Consumer Goods and Corporate Relations, Mr. LUIS RENATO COSTA BUENO, Brazilian citizen, enrolled with CPF/ME under No. 922.321.326-68;

(iii)	as Executive Officer – China, Mr. PABLO FRANCISCO GIMENEZ MACHADO, Brazilian citizen, enrolled with CPF/ME under No. 271.385.948-44;

(iv)	as Executive Officer of New Business, Mr. VINICIUS NONINO, Brazilian citizen, enrolled with CPF/ME under No. 138.815.728-48; and

(v)	as Executive Officer – Sustainability, Ms. CRISTINA GIL WHITE, Mexican citizen, enrolled with CPF/ME under No. 717.260.061-40.

6.4.Approve the composition of the Company’s non-statutory Functional Board of Officers, according to article 14, letter “s” of the Company’s Bylaws, for a term of office coinciding with the term of office of the Statutory Executive Board of Officers:

(i)	for People and Management Officer, Ms. CLAUDIA BEATRIZ SALVATORI OLIVARES, Brazilian citizen, enrolled with CPF/ME under No. 273.978.388-47;

(ii)	for Investor Relations Board, Ms. CAMILA SILVEIRA MARTINS NOGUEIRA, Brazilian citizen, enrolled with CPF/ME under No. 010.541.897-81;

(iii)	for SGS and Tax Planning Board, Mr. CARLOS ALBERTO CAMPELO, Brazilian citizen, enrolled with CPF/ME under No. 083.457.628-75;

(iv)	for the Forestry Operations Board, Mr. DOUGLAS SEIBERT LAZARETTI, Brazilian citizen, enrolled with CPF/ME under No. 000.736.650-70;

(v)	for the Forestry Operations Board, Mr. FABIAN FERNANDES BRUZON, Brazilian citizen, enrolled with CPF/ME under No. 338.893.878-45;

(vi)	for the Paper Commercial Operations Board, Mr. GUILHERME MELHADO MIRANDA, Brazilian citizen, enrolled with CPF/ME under No. 321.980.108-01;

(vii)	for Controllership and Financial Planning Board, Mr. JOÃO VÍTOR ZOCCA MOREIRA, Brazilian citizen, enrolled with CPF/ME under No. 098.823.137-95;

(viii)	for the Northern Pulp Industrial Board, Mr. JOSÉ ALEXANDRE DE MORAES, Brazilian citizen, enrolled with CPF/ME under No. 052.779.948-31;

(ix)	for the New Business Board, Mr. JULIO CESAR MACIEL RAMUNDO, Brazilian citizen, enrolled with CPF/ME under No. 003.592.857-32;

(x)	for the Engineering Board, Mr. JULIO CÉSAR RODRIGUES DA CUNHA, Brazilian citizen, enrolled with CPF/ME under No. 611.587.126-34;

(xi)	for the Commercial Board – Consumer Goods, Mr. MARCOS PAULO LUPIANHES, Brazilian citizen, enrolled with CPF/ME under No. 168.327.698-14;

(xii)	for the Audit Board, Mr. MARIANO ZAVATTIERO, Argentinian citizen, enrolled with CPF/ME under No. 213.154.408-14;

(xiii)	for the Cerrado Project Board, Mr. MAURICIO MIRANDA PEREIRA, Brazilian citizen, enrolled with CPF/ME under No. 126.073.878-76;

(xiv)	for the Southern Pulp Industrial Board, Mr. PAULO RICARDO PEREIRA DA SILVEIRA, Brazilian citizen, enrolled with CPF/ME under No. 347.892.940-72;

(xv)	for the Logistics and Procurement Board, Mr. WELLINGTON ANGELO LOUREIRO GIACOMIN, Brazilian citizen, enrolled with CPF/ME under No. 719.996.207-04;

(xvi)	for Communication and Branding Board, Ms. MARCELA DE MACEDO PORTO, Brazilian citizen, enrolled with CPF/ME under No. 220.297.948-48;

(xvii)	for the America Commercial Operations Board, Ms. MARINA DAL BIANCO NEGRISOLI, Brazilian citizen, enrolled with CPF/ME under No. 033.109.589-06;

(xviii)	for the Europe Commercial Operations Board, Mr. PAULO JOSÉ DE SOUZA CHAER BORGES, Brazilian citizen, enrolled with CPF/ME under No. 065.041.776-35;

(xix)	for the Corporate Finance Board, Mr. MARCOS MORENO CHAGAS ASSUMPCAO, Brazilian citizen, enrolled with CPF/ME under No. 697.293.101-06; and

(xx)	for the Legal Board, Mr. WALNER ALVES CUNHA JÚNIOR, Brazilian citizen, enrolled with CPF/ME under No. 314.558.688-25.

7.Closure: There being no further matters to be discussed, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present.

São Paulo, SP, May 4, 2022.

Board:

___________________________ David Feffer Chairman	___________________________ Silvia Krueger Pela Secretary

Directors Present:

___________________________ David Feffer Chairman of the Board	___________________________ Daniel Feffer Vice-Chairman of the Board of Directors
___________________________ Nildemar Secches Vice-Chairman of the Board of Directors	___________________________ Ana Paula Pessoa Director

___________________________ Gabriela Feffer Moll Director	___________________________ Maria Priscila Rodini Vansetti Machado Director
___________________________ Paulo Rogerio Caffarelli Director	___________________________ Paulo Sergio Kakinoff Director
___________________________ Rodrigo Calvo Galindo Director